VEON Management increases ownership Amsterdam, 11 July 2022 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and services, announces the completion of two management share transfers as part of the Group’s incentive program announced in February 2022. Following our press release on 28 February 2022 detailing the new incentive plan rules and specific awards, today we can confirm the completion of share transfers to the Group CEO and Group CFO. The shares were awarded as part of VEON’s Deferred Share Plan. This award represents a further step in aligning the executive team’s remuneration with the successful implementation of our digital operator strategy and long-term value creation for our shareholders. As previously communicated, Group Executive Committee (“GEC”) members will over time accrue and then maintain a minimum level of VEON shares. This will be equivalent to 6.0x the annual base salary for the Group CEO and 2.0x annual base salary for other GEC members. Following this transaction, the total number of ADR/ORDs held by Kaan Terzioglu is 1,674,900 and by Serkan Okandan is 222,172. Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance, strategic and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com Contact Information DEFERRED SHARE PLAN # Shares Kaan Terzioglu 774,900 Serkan Okandan 222,172

VEON Investor Relations Nik Kershaw ir@veon.com